December 21, 2006

Via EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Pure Cycle Corporation
Registration Statement on Form S-3
Filed December 15, 2006
File No. 333-139361

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Pure Cycle Corporation hereby requests that the Registration Statement on Form S-3, Registration No. 333-139361, be withdrawn effective immediately.  The Registrant requests withdrawal because it has learned it is not eligible to use Form S-3 at this time.  No securities were sold pursuant to the offering.

Please contact the undersigned at (303) 292-3456 or Wanda J. Abel of Davis Graham and Stubbs LLP at (303) 892-7314 if you have any questions.

Sincerely,

/s/ Mark W. Harding
Mark W. Harding
President

8451 Delaware Street Thornton CO 80260
Telephone (303) 292-3456 Telecopier (303) 292-3475